SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2006

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PSi Technologies Holdings, Inc.

Second Quarter 2006 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2006

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Holdings, Inc.

Second Quarter 2006 Results

PSi TECHNOLOGIES REPORTS SECOND QUARTER 2006 RESULTS

Manila, Philippines – July 31, 2006 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the second quarter ended June 30, 2006:

Second Quarter Financial Results

Revenues for the second quarter of 2006 totaled $20.7 million, a 6.3% sequential decrease compared to $22.1 million in the previous quarter, and a 1.8% increase compared to revenues of $20.4 million in the second quarter of 2005. As the Chengdu facility was closed effective March 31, 2006, all the revenues of $20.7 million in the second quarter came from Philippine operations, a 4.0% sequential increase versus $19.9 million in the previous quarter.

“The Company’s revenues from its Philippine operations benefited from strong demand trends on key product segments. Furthermore, the consolidation of sites is also expected to result to more optimized capacity utilization and better operational efficiencies,” said Arthur J. Young, Jr. Chairman and Chief Executive Officer.

Cost of goods sold decreased at a 4.0% sequential rate, while consolidated gross margins were 4.1% versus 6.4% in the previous quarter and 1.3% in the same period last year.

Operating expenses were lower by 9.4% on a sequential basis to $2.0 million in the second quarter versus $2.2 million in the previous quarter and $2.5 million in the same period last year. Operations realignment activities from administration and marketing contributed to the majority of cost savings in operating expenses. As a result of the above, operating loss margin was at (5.6%) in the second quarter, versus (3.6)% in the previous quarter and (10.9)% in the same period last year.

EBITDA margin in the second quarter reached 11.7% or a total amount of $2.4 million compared with 11.6% in the previous quarter amounting to $2.6 million and 10.9% versus the same period last year at $2.2 million.

Excluding a severance and liquidation charge related to the discontinuation of China operations, net other expenses is lower by $0.3 million due to the foreign exchange gains incurred during this quarter. The interest expense and debt issuance cost and discount amortization of the $4 million and $7 million senior subordinated exchangeable notes issued in July 2003 and in June 2005 was $0.56 million which did not change versus the previous quarter.

Excluding the loss from discontinued operations in the previous quarter, second quarter net loss was ($1.9) million or $(0.14) per outstanding share compared with ($1.8) million or ($0.14) per outstanding share in the previous quarter and a 30.3% decrease versus ($2.7) million or ($0.21) per outstanding share in the same period last year. Net loss was $(1.9) million in the second quarter, a 26.5% decrease versus $(2.6) million in the previous quarter.

PSi Technologies Holdings, Inc.

Second Quarter 2006 Results

Year To Date Financial Results

Revenues for the first six months of 2006 totaled $42.9 million, an 8.3% increase compared to $39.6 million in the same period last year.

Cost of goods sold increased at a lower 1.4% for the first six months of 2006 resulting in an expansion in consolidated gross margins at 5.3% compared with (1.2%) in the same period last year.

Operating expenses were lower by 11.5% on the first six months of 2006 at $4.2 million versus $4.8 million in the same period last year. As a result of the above, operating loss margin is at (4.6%) in the first six months of 2006 versus (13.2)% in the same period last year. Operating loss declined by 62.6% to ($1.9) million for the first six months of 2006 versus ($5.3) million in the same period last year.

EBITDA margin for the first six months of 2006 reached 11.6% or a total amount of $5.0 million compared with 9.1% in the same period last year amounting to $3.6 million.

Package Development

Revenues in our Power QFN line increased by 56% versus the previous quarter, with the line potentially reaching its optimized capacity by the end of the fourth quarter of 2006. Power QFN revenue is continuously being driven by loadings from a new customer with other potential customers under various stages of qualification.

Balance Sheet Highlights

Cash and cash equivalents totaled $2.1 million in the second quarter, compared to $3.0 million in the previous quarter.

New acquisitions in property, plant and equipment totaled $2.1 million in the second quarter, mostly related to the purchase of equipment to improve capacity bottlenecks to accommodate new business.

On June 28, 2006, the Company sold land it owned not currently in use to an unrelated company for $1.3 million. The proceeds of the sale were paid upon the execution of the contract on this date.

Total current liabilities declined by $0.7 million to $35.3 million in the second quarter from $36.0 million as of March 31, 2006. The decline in current liabilities is attributable to the prepayment of $1.7 million in bank loans and trust receipts payable. Consequently, total bank debt declined to $10.5 million versus $12.2 million in the previous quarter. The long-term liability account of $3.6 million includes the carrying amount of the Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

As of June 30, 2006, tangible book value was $1.95 per share on 13,289,525 outstanding shares.

PSi Technologies Holdings, Inc.

Second Quarter 2006 Results

Business Outlook

“The order book of the Company’s operations indicate continuous growth for the coming quarters and we are committed towards managing this growth and our operations towards further operational improvements,” said Young.

On June 19, 2006, the Company signed a Sales/Investment Agreement with a major customer whereby the customer will load guaranteed chips for one year on certain packages starting Q3 of 2006. This contract translates to an increase in revenue from this customer from $28 million in 2005 to $40 million in 2006, an increase of approximately 44%. The contract provides price adder and underutilization charge in case of shortfall on loading. In turn the Company has committed a total capital investment of approximately $4 million.

The Company has also recently secured two financing facilities with two major Philippine banks amounting to $13 million. The first $3 million was covered by a Revolving Promissory Note Line Agreement while the terms and conditions of the $10 million facility are currently being finalized.

Please also see for your information and reference the press releases issued by the Company in the previous month announcing a notification regarding a potential delisting from the Nasdaq SmallCap Market and certain accounting matters.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:

Thelma G. Oribello (63 2) 838 44 89 tgoribello@psitechnologies.com.ph	Lasse Glassen (310) 854 8313 lglassen@financialrelationsboard.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not

PSi Technologies Holdings, Inc.

Second Quarter 2006 Results

limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Second Quarter 2006 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended			For the Six Months Ended
	30-Jun-06	31-Mar-06	30-Jun-05	30-Jun-06	30-Jun-05
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
REVENUES	$20,738,843	$22,129,046	$20,378,310	$42,867,889	$39,589,054
COST OF SALES	16,550,899	17,389,345	15,968,392	33,940,243	31,864,520
DEPRECIATION	3,340,935	3,324,088	4,148,502	6,665,023	8,189,396

GROSS PROFIT	847,009	1,415,612	261,416	2,262,622	(464,862)

OPERATING EXPENSES
Research and development	265,378	220,644	331,555	486,022	663,848
Stock compensation cost	39,992	59,988	59,988	99,980	119,976
Administrative expenses	1,528,986	1,629,998	1,707,224	3,158,984	3,328,490
Marketing expenses	169,504	164,977	261,833	334,481	466,187
Freight out	—	136,279	130,941	136,279	185,300

Total Operating Expenses	2,003,861	2,211,885	2,491,540	4,215,746	4,763,802

LOSS FROM OPERATIONS	1,156,852	796,273	2,230,124	1,953,125	5,228,663

Interest and bank charges-net	(268,776)	(259,517)	(383,137)	-528,292	(688,140)
Foreign exchange gains(losses)-net	95,306	(216,159)	147,971	-120,853	217,874
Exchangeable Note interest and financing charges	(565,689)	(561,632)	(285,433)	-1,127,321	(561,420)
Loss on Discontinued Operation	—	(757,753)	—	-757,753	—
Miscellaneous	(2,934)	7,750	25,090	4,816	45,015

Net Other Expense	(742,093)	(1,787,310)	(495,510)	(2,529,403)	(986,670)

NET LOSS	$1,898,945	$2,583,583	$2,725,634	$4,482,528	$6,215,333

EBITDA	$2,424,527	$2,568,202	$2,226,703	$4,992,729	$3,586,519

No. of Shares Outstanding	13,289,525	13,289,525	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	(0.14)	(0.19)	(0.21)	(0.34)	(0.47)

■	Summations/numbers may differ due to rounding.

■	The accounts as presented herein have been revised to conform to their presentation under the Audited Financial Statements. More detailed information can be found in the documents (such as Form 20F) PSi files from time to time with the Securities and Exchange Commission.

PSi Technologies Holdings, Inc.

Second Quarter 2006 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	30-Jun-06	31-Mar-06
	Unaudited	Unaudited
ASSETS
Current Assets
Cash	$2,064,566	$2,979,854
Accounts receivable-net	12,093,491	11,614,623
Notes receivable on sale of land and building	842,130	727,075
Inventories-net	5,462,667	5,344,495
Other current assets-net	701,448	652,246

Total Current Assets	21,164,302	21,318,293

Noncurrent Assets
Investment and advances	—	143,364
Property, plant and equipment-net	41,904,894	45,490,912
Other noncurrent assets-net	1,921,915	1,014,231

Total Noncurrent Assets	43,826,809	46,648,508

	$64,991,111	$67,966,801

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$21,960,665	$21,927,642
Accounts payable CAPEX	2,862,289	1,816,876
Loans Payable	9,750,000	10,000,000
Trust receipts payable	733,213	2,223,611

Total Current Liabilities	35,306,168	35,968,129

Noncurrent Liabilities
Exchangeable Note	3,582,190	3,714,944

Total Noncurrent Liabilities	3,582,190	3,714,944

Stockholders’ Equity
Capital stock-Philippine peso 1 2/3 par value Authorized-37,058,100 shares Issued and outstanding-13,289,525 shares	590,819	590,818
Additional paid-in capital	79,485,552	79,767,582
Deficit	(53,973,617)	(52,074,672)

Total Stockholders’ Equity	26,102,754	28,283,728

	$64,991,111	$67,966,801

PSi Technologies Holdings, Inc.

Second Quarter 2006 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Six Months Ended June 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	(4,482,956)
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation cost	99,980
Depreciation and amortization	6,968,006
Retirement expense	92,912
Loss on discontinued operation	757,753
Amortization of debt issuance cost and discount	602,983
Interest expense on exchangeable note	553,056
Change in assets and liabilities:
Decrease (increase) in:
Accounts receivables	2,687,253
Notes receivable on sale of land and building	(842,130)
Inventories	414,510
Other Current Assets and tax credit receivable	(219,327)
Increase (decrease) in :
Accounts payable and other expenses	137,537

Net cash provided by operating activities	6,769,578

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(3,223,686)
Proceeds from sale of property and equipment	1,341,660
Decrease (increase) in other assets	(155,905)

Net cash used in investing activities	(2,037,931)

CASH FLOWS FROM FINANCING ACTIVITIES
Net availment/(payments) of short-term loans	(1,475,356.95)
Trust receipts and acceptances payable	(2,816,393)

Net cash provided by (used in) financing activities	(4,291,750)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	439,897

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,624,669

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,064,566